SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Patient Infosystems, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   878190 11 5
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                                 (CUSIP Number)


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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                              13G                           Page   of
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John Pappajohn
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
    Not applicable
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                  5    SOLE VOTING POWER

                       881,280 shares**
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          720,000 shares***
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             881,280 shares**
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       720,000 shares***
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,601,280 shares
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    19.9%
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12  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

      ** Includes 360,000 shares held by Halkis, Ltd., a sole proprietorship owned by Mr. Pappajohn, and options to purchase 28,800 shares which are currently exercisable. Does not include 7,200 shares subject to outstanding options which are not exercisable within the next 60 days.

      *** Includes 360,000 shares held by Thebes, Ltd., a sole proprietorship owned by Mr. Pappajohn's spouse, and 360,000 shares held directly by Mr. Pappajohn's spouse. Mr. Pappajohn disclaims beneficial ownership of the shares owned by Thebes, Ltd. and by his spouse.

CUSIP No. 878190 11 5

Item 1.
      (a)   Name of Issuer:
                        Patient Infosystems, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

                        46 Prince Street
                        Rochester, New York 14607

Item 2.
      (a)   Name of Person Filing:
                        John Pappajohn

      (b) Address of Principal Business Office or, if none,
            Residence:
                        c/o Equity Dynamics
                        2116 Financial Center
                        Des Moines, Iowa 50309

      (c)   Citizenship:
                        United States

      (d)   Title of Class of Securities:
                        Common Stock

      (e)   CUSIP Number:
                        878190 11 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

      (a) [ ] Broker or Dealer registered under Section 15 of the Act
      (b)  [ ] Bank as defined in section 3(a)(6) of the Act
      (c)  [ ] Insurance Company as defined in section
               3(a)(19) of the Act
      (d)  [ ] Investment Company registered under section
               8 of the Investment Company Act
      (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

CUSIP No. 878190 11 5

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
      (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
      (h)  [ ] Group, in accordance with
               ss.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

      (a)   Amount Beneficially Owned:
                         1,601,280 shares

      (b)   Percent of Class:
                        19.9%

      (c)   Number of shares as to which such person has:
            (i)   sole power to vote or to direct the vote:
                        881,280 shares**
            (ii)  shared power to vote or to direct the vote:
                        720,000 shares***
            (iii) sole power to dispose or to direct the disposition of:
                        881,280 shares**
            (iv)  shared power to dispose or to direct the disposition of:
                        720,000 shares***

      ** Includes 360,000 shares held by Halkis, Ltd., a sole proprietorship owned by Mr. Pappajohn, and options to purchase 28,800 shares which are currently exercisable. Does not include 7,200 shares subject to outstanding options which are not exercisable within the next 60 days.

      *** Includes 360,000 shares held by Thebes, Ltd., a sole proprietorship owned by Mr. Pappajohn's spouse and 360,000 shares held directly by Mr. Pappajohn's spouse. Mr. Pappajohn disclaims beneficial ownership of the shares owned by Thebes, Ltd. and by his spouse.

Item 5.     Ownership of Five Percent or Less of a Class

                  Not Applicable

CUSIP No. 878190 11 5

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable

Item 7.     Identification and Classification of the
            Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable

Item 8.     Identification and Classification of Members of the Group

                  Not Applicable

Item 9.     Notice of Dissolution of Group

                  Not Applicable

Item 10.     Certification

                  Not Applicable

      Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      February 9, 2000
---------------------------------
Date


/s/ John Pappajohn
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John Pappajohn